Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month ended   September 30, 2003



                         PINE VALLEY MINING CORPORATION
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________







Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited)

                                              September 30,          March 31,
                                                       2003               2003
ASSETS

CURRENT
  Cash and cash equivalents                         $490,499          $680,040
  Accounts receivable                                  8,213             1,349
  Prepaid expenses                                     5,478             5,497
Total Current Assets                                 504,191           686,886

CAPITAL ASSETS (Note 4)                                8,794            14,850
MINERAL PROPERTIES (Note 5) (Schedule 1)          10,641,171        10,423,081
                                                  10,649,965        10,437,931
-------------------------------------------------------------------------------
Total Assets                                     $11,154,156       $11,124,817

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities          $288,556          $185,872
Total Current Liabilities                            288,556           185,872

DUE TO RELATED PARTY (Note 6)                        600,000           600,000
Total Liabilities                                    888,556           185,872

SHAREHOLDERS' EQUITY
  Capital stock (Note 7)                          27,523,896        26,423,896
  Commitment to issue shares (Note 7)                110,141           131,250
  Share subscription                                   -               572,770
  Contributed surplus and other capital            1,115,555         1,115,555
  Deficit accumulated during exploration stage   (18,483,992)      (17,904,526)
Total Shareholders' Equity                        10,265,600        10,338,945
-------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity       $11,154,156       $11,124,817

CONTINUING OPERATIONS (Note 2)
CONTINGENT LIABILITIES AND COMMITMENTS (Note 12)




APPROVED BY THE BOARD OF DIRECTORS



  "Mark Fields"


  "Gordon Fretwell"


Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statements of Loss and Deficit
(Canadian Dollars)
(Unaudited)
-------------------------------------------------------------------------------
                   Three Months    Three Months    Six months       Six months
                   Period Ended    Period Ended    Period Ended    Period Ended
                   September 30    September 30    September 30    September 30
                           2003            2002            2003            2002
                                (reclassified - Note14) (reclassified - Note14)
EXPENSES
  Accounting and audit   $(2,193)        $19,071        $5,979         $22,352
  Amortization               666           1,170         1,199           2,340
  Consulting               5,042          13,676        17,699          18,235
  Fees and assessments    91,351           3,271        91,351           8,554
  Filing and transfer
     agent fees            2,856           2,931        19,602           3,951
  Interest and financing  35,173          52,390        36,513          86,795
  Management fees           -             16,250          -             32,750
  Office (Note 14)         5,923           7,314         7,887          13,576
  Professional fees       42,076          12,065        61,334          30,509
  Promotion                1,660           6,641         3,347          16,302
  Salaries & stock based
      Compensation       167,202          24,927       318,474          60,548
  Travel                   3,573            -           19,978           2,893
-------------------------------------------------------------------------------
LOSS BEFORE
  UNDERNOTED ITEMS      (353,329)       (159,706)     (583,363)       (298,805)

OTHER ITEMS
  Interest income          2,781           -             5,622           1,131
  Loss on disposal of
  capital assets (Note 4)   -              -            (5,160)           -
  Foreign exchange
     gain (loss)          (1,314)            873        16,273         (16,442)
  Write-off of mineral
  properties (note 5(a)) (16,530)            -         (17,838)          -
  Recovery from investment
  in US Electric Power Inc.
   (Note 5(b))              -                -           5,000           -
-------------------------------------------------------------------------------
                         (15,063)            873         3,897         (15,311)
NET LOSS FOR THE PERIOD (368,392)       (158,833)     (579,466)       (314,116)

DEFICIT BEGINNING
  OF PERIOD          (18,115,600)    (14,601,971)  (17,904,526)    (14,446,687)

DEFICIT END
    OF PERIOD       $(18,483,992)   $(14,760,803) $(18,483,992)   $(14,760,803)

Basic and diluted
   loss per share        $(0.01)         $(0.01)        $(0.02)         $(0.01)

Weighted average
  number of shares                                  37,287,579      26,138,553

Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited)
-------------------------------------------------------------------------------
                   Three Months    Three Months    Six months       Six months
                   Period Ended    Period Ended    Period Ended    Period Ended
                   September 30    September 30    September 30    September 30
                           2003            2002            2003            2002

OPERATINGACTIVITIES
Net loss for the period  $(368,392)   $(158,833)     $(579,466)      $(314,116)
Items not involving cash:
  Amortization                 666        1,170          1,199           2,340
  Loss on disposal of
    capital assets             -          -              5,160           -
  Non-cash payroll costs    50,982        -            110,141           -
  Non-cash consulting costs    -         13,676           -             18,235
  Non-cash financing costs     -          -               -             25,973
  Write-off of mineral
   properties (Note 5(a))   16,530        -             17,838           -
  Changes in non-cash working
  capital items (Note 11)  143,725      173,724         95,535         432,686
-------------------------------------------------------------------------------
                          (156,489)      29,737       (349,592)        165,118

FINANCING ACTIVITIES
  Capital stock issued         -         55,000      1,100,000         130,000
  Commitment to issues shares  -      1,461,433           -          1,461,433
  Loan (payment) proceeds      -     (1,427,467)          -         (1,576,328)
  Share subscription           -           -          (704,020)          -
-------------------------------------------------------------------------------
                               -         88,966        395,980          15,150

INVESTING ACTIVITIES
  Deferred exploration
  and development         (123,750)   (188,134)       (235,928)       (189,325)

(DECREASE) IN CASH        (280,239)    (69,431)       (189,541)         (9,102)

CASH POSITION,
   BEGINNING OF PERIOD     770,738     133,830         680,040          73,501

CASH POSITION,
   END OF PERIOD          $490,499     $64,399        $490,499         $64,399











Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statement of Deferred Exploration and Development Costs
(Canadian Dollars)
(Unaudited)                                                       Schedule 1
-------------------------------------------------------------------------------
                   Three Months    Three Months    Six months       Six months
                   Period Ended    Period Ended    Period Ended    Period Ended
                   September 30    September 30    September 30    September 30
                           2003            2002            2003            2002


DEFERRED EXPENDITURES

Indin Lake
  Remediation cost       $14,529           $ -         $14,529           $ -
  Taxes and licences         553            704          1,861           1,522
  Travel                   1,448             -           1,488             -
  Cost write-off         (16,530)            -         (17,838)            -
-------------------------------------------------------------------------------
                            -               704           -              1,522

Willow Creek Coal Property

  Deferred development   107,220        187,430        218,090         187,430
  Travel                                               -                   373
                                                     110,870               373

TOTAL                                                110,870             1,191

MINERAL PROPERTIES, BEGINNING OF PERIOD           10,423,081        13,026,175
MINERAL PROPERTIES, END OF PERIOD                $10,533,951       $13,027,366

























1.   Business of the Company
     The Company is engaged in the exploration and development of a coal Project (Note 5(b)) near Chetwynd, British Columbia Canada.


2.   Continuing Operations
     These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $18,483,992 and has working capital at September 30, 2003 of $215,635.
     The Company's continued existence is dependent on the ability to obtain loan financing, the raising of additional equity capital through sales of its common stock or other means to fund its operations and the Company's ability to ultimately attain profitable operations.

     If the going concern assumption were not applicable in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.


3.   Summary of Significant Accounting Policies

     These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and they follow the same accounting policies and methods that were used in the Company's annual audited financial statements of March 31, 2003.


4.   Capital Assets
                                           September 30, 2003    March 31, 2003
                                     Accumulated     Net Book          Net Book
                           Cost      Amortization       Value             Value
-------------------------------------------------------------------------------
     Office equipment     $38,002     $29,208         $8,794           $14,066
     Field equipment        -            -               -                 784
                          $38,002     $29,208         $8,794           $14,850

     Field equipment was written down to nil during the period resulting in a loss of $5,160.


5.   Mineral Properties
                                                 September 30,        March 31,
                                                         2003              2003
-------------------------------------------------------------------------------
    Indin Lake                                         $-                $-
    Willow Creek Joint Venture                    10,641,171        10,423,081
                                                 $10,641,171       $10,423,081

 (a) Indin Lake
     During the year ended March 31, 2003, The Company wrote down the Indin Lake gold property to nil as no recent active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future. Accordingly, all the costs incurred during the three months period has been written down to nil.


 (b) Willow Creek Joint Venture (Falls Mountain/Willow Creek)

     On March 10, 2003 Falls Mountain Coal Inc., a wholly owned subsidiary of the Company, and Mitsui Matsushima entered into a binding Sale & Purchase Agreement whereby the Company has the right to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. Mitsui Matsushima will retain its interest in the Willow Creek Joint Venture until the transaction closes. Falls Mountain will pay all expenditures until closing of the Sales & Purchase Agreement, and has a contingent obligation to pay Mitsui Matsushima a break-up fee of $500,000 in the event the purchase cannot be consummated due to an inability to secure the necessary financing.

     The assets, liabilities and cash flows of the Willow Creek Joint Venture are summarized as follows:

                                                September 30,         March 31,
                                                        2003               2003
-------------------------------------------------------------------------------
     Current assets                                  $49,937           $32,194
     Coal property interests,
     deposits and equipment                       11,019,515        10,821,653
-------------------------------------------------------------------------------
                                                  11,069,452        10,853,847

     Current liabilities                              21,361            23,847
     Joint Ventures' Equity                      $11,048,091       $10,830,000

     Cash Flows - generated (applied)
     Investing activities                         $(210,126)        $1,091,856
     Financing activities                          $218,090        $(1,198,869)


6.   Due to Related Party

     The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the "Estate"). The Estate is administered on behalf of its beneficiaries by a director of the Company.
     The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined. There is no immediate requirement or intention to finalize these discussions. Per a letter from the Estate dated June 6, 2003, the Estate undertook that no action will be taken to collect any or all of the amount until beyond June 30, 2004.


7.   Share Capital

     Authorized 100,000,000 common shares of no par value.

     Issued and outstanding:
                                                 Number of
                                                    Shares              Amount
-------------------------------------------------------------------------------
    Balance at March 31, 2003                     32,073,269       $26,423,896
      private placement                            5,500,000         1,100,000
      Issue costs                                    656,250             -
    Balance at September 30, 2003                 38,229,519       $27,523,896

     During the quarter ended September 30, 2003, the Company issued 5,500,000 Units at a price of $0.20 per unit for proceeds of $1,100,000 to close a Private placement announced on March 10, 2003. The finder's fee totaling $131,250 was paid by the issuance of 656,250 common shares at a price of $0.20 per share.

     In March 2003, the Company entered into employment agreements appointing a new Chief Executive Officer and Vice President for the Willow Creek Project. According to the agreements, the Company must provide with common shares equivalent value of approximately A$18,500 each month. These shares are not issued yet and are accrued in "Commitment to Issue Shares" section


8.   Stock Option and Warrants

 (a) Stock Options

     100,000 stock options were granted to one director during the period ended September 30, 2003.

     As at September 30, 2003, outstanding stock options to directors, officers and an employee were as follows:

       Number of shares      Exercise price      Expiry date
-------------------------------------------------------------------------------
             100,004             $  0.90         November 1, 2003
             300,000                0.90         December 12, 2006
             250,000                0.90         April 28, 2007
              15,000                0.90         May 7, 2007
           2,200,000                0.20         March 10, 2008
             100,000                0.29         August 12, 2008
------------------------------------------------------------------------------
           2,965,004

 (b) Warrants

     During the six months ended September 30, 2003, the Company closed a private placement financing of 5,500,000 units for proceeds of total $1,100,000. Each unit consisted of one common share and one common share purchase warrant of the Company. Each share purchase warrant is exercisable for two years from the date of issue at an exercise price of $0.25.

     As at September 30, 2003, outstanding share purchase warrants were as follows:

       Number of shares      Exercise price      Expiry date
----------------------------------------------------------------------------
           2,000,000               $1.70         January 8, 2004
             300,000               $1.35         September 18, 2004
              68,181               $0.60         June 19, 2004
           3,125,000               $0.23/$0.27   December 31, 2003/2004
           5,500,000               $0.25         April 16, 2005
-----------------------------------------------------------------------------
          11,293,181


9.   Related Party Transactions

 (a) The Company paid or accrued amounts payable to officers and companies controlled by directors as follows:

                                                 September 30,   September 30,
                                                          2003            2002
-------------------------------------------------------------------------------
     Consulting fees                                 $  17,699            $ -
     Interest expense                                   -                41,971
     Management fees                                    -                32,750

 (b) As at September 30, 2003, accounts receivable includes $3,940 (2002 - $Nil) due from the Willow Creek Joint Venture.

 (c) As of September 30, 2002, the accounts payable and accrued liabilities include $5,070 to a related party for consulting services provided during this period.


10.   Segmented Information

     The Company operates in one industry and as at September 30, 2003 and 2002 substantially all of the Company's assets were located in Canada.


11.   Change in Non-Cash Operating Working Capital Items


                   Three Months    Three Months    Six months       Six months
                   Period Ended    Period Ended    Period Ended    Period Ended
                   September 30    September 30    September 30    September 30
                           2003            2002            2003            2002
-------------------------------------------------------------------------------
 (Increase) decrease
  in accounts receivable  $5,109       $ 4,753         $(6,864)     $1,626,783
  Increase in prepaid      2,002          -                 19             -
  Decrease in
   restricted cash          -            37,841            -           296,803
  Increase (Decrease) in
    accounts payable and
    accrued liabilities  146,833        131,130        102,380      (1,464,312)
  Decrease in
    interest payable       -              -              -             (26,588)
-------------------------------------------------------------------------------
                        $143,726      $ 173,724        $95,535        $432,686


12.   Contingent Liabilities and Commitments

     The Company has a $50,000 letter of credit outstanding at September 30, 2003 (2002 - $50,000).

     The Company was billed $126,180 in March 2003 by an individual, who became the CEO of the company before March 31, 2003 for services rendered regarding the Willow Creek Joint Venture. The amount will become payable upon the achievement of success criteria relating to the completion of the purchase of Mitsui Matsushima's interest in the Willow Creek Joint Venture and the commencement of mining operations at Willow Creek.

     On March 10, 2003 Falls Mountain and Mitsui Matsushima entered into a binding Sale & Purchase Agreement whereby the Company has the right to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. Mitsui Matsushima will retain its interest in the Willow Creek Joint Venture until the transaction closes. Falls Mountain will pay all expenditures until closing of the Sales & Purchase Agreement, and has a contingent obligation to pay Mitsui Matsushima a break-up fee of $500,000 in the event the purchase cannot be consummated due to an inability to secure the necessary financing. The Company has guaranteed Falls Mountain's obligations under the Sale and Purchase Agreement and will pledge its shares in Falls Mountain to secure the breakup fee.

     The Company has entered into an operating lease agreement for office space which requires the Company to make the following lease payments:

         September 30, 2004                               $32,966
         September 30, 2005                                 5,494
--------------------------------------------------------------------------
                                                          $38,460


13.   Subsequent Events

     Subsequent to the quarter ended September 30, 2003:

     The Company paid its re-assessed provincial capital tax for the year ended March 31, 1996, amounting to $34,263 for principal and interest.

     On November 24 the Company provided the following press release describing the results of the preliminary feasibility study completed by Norwest Corporation ("Norwest") on the Pine Pass area in the proposed Willow Creek Coal Project ("Project") development area.

    "The Company provides the results of a preliminary feasibility study completed by Norwest Corporation ("Norwest") on the Pine Pass area in the proposed Willow Creek Coal Project ("Project") development area. It is the Company's intent to build on the current coal reserve base already outlined in the Willow Creek North and Central areas for which a positive feasibility study has been completed in order to obtain a firmer understanding of the increased production tonnage potential of the Project The Pine Pass area is approximately 10 kilometres from the area where the rail loading and coal processing facilities are planned for the Willow Creek North and Central coal reserves.

     The preliminary feasibility study was based on drilling and quality data available for the Pine Pass prospect to delineate a reserve in accordance with the requirements of National Instrument 43-101 and the applicable criteria for the calculations of coal reserves in the Geological Survey of Canada Paper 88-21. Norwest has determined that this area contains the following coal reserves.

                                        Pine Pass
                            Measured and Indicated Coal Reserve

                                                Recoverable         Saleable
                                                  (tonnes)          (tonnes)
     Measured Reserves                          1,398,902          1,314,028
     Indicated Reserves                         8,147,471          7,610,568
     Total Measured and Indicated Reserves      9,546,373          8,924,596
     Strip Ratio (bank cubic metres:tonnes coal)    10.15              10.86

      The cash flow analysis was done on the overall assumption that the Pine Pass resources will be mined as incremental tonnage to the proposed Willow Creek Coal Project. The projected capital and operating costs incorporated the use of facilities planned to be constructed for the Willow Creek mine site approximately 10 km away. The pre-tax internal rate of return is 21.4% and the net present value at 5% is $1,112,000.

     The Company notes that previous exploration work performed on the site spans many years and early work did not include geophysical logging of the drill holes. Geology in the area is complex with faulting present and variability in seam thickness and continuity. Norwest has therefore been required to take a conservative approach when calculating reserves. It is the Company's intention to consider further exploration work to optimise mining targets following development of the Willow Creek Coal Project.

     Willow Creek currently has a positive feasibility study to exploit recoverable coal reserves of 15 million tonnes of raw coal with a strip ratio of 3.6:1 at a production rate of approximately 900,000 tonnes per annum. Norwest completed the feasibility study in September 2002. Much of the coal is a low-volatile PCI (pulverized coal injection) product that is in line with, or better than, most of the benchmark PCI products being produced from the world's current primary sources. Parameters that have a significant impact on the feasibility results as they vary over time include foreign exchange rates, coal prices and the factors affecting the establishment of coal sales contracts."


14.   Officers and Directors

     Richard Palmer - President, Chief Executive Officer and Director
     Mark Fields - Executive Vice President, Director, Corporate Secretary Mark Smith - Chairman and Director
     Clay Gillespie - Director
     Gord Fretwell - Director
     Graham Mackenzie - Vice President of Willow Creek
     Kevin Forbes - Chief Financial Officer





PINE VALLEY MINING CORPORATION
SCHEDULE B - SUPPLEMENTARY INFORMATION
FOR THE SIX MONTHS PERIOD ENDED SEPTEMBER 30, 2003


1.   Analysis of Expenses and Deferred Costs

     See Attached Schedule A. A more detailed breakdown of Deferred Exploration and Development Costs is provided below.

    Deferred Exploration and Development Costs - Willow Creek Coal Property (1)
-------------------------------------------------------------------------------
         Consulting and management fees             $ 10,990
         Environmental                                19,629
         Geology and engineering                     117,861
         Licences                                     52,431
         Miscellaneous labour and material             4,276
         Professional fees                             5,406
         Travel                                        7,497
                                                   $ 218,090

  1) The total deferred exploration and development costs includes the cash call paid by Pine Valley Mining Corporation to the Willow Creek Joint Venture to fund operations based on the current program and budget. As of the date of this report the expenditures in each category include estimates based on the budget.


2.   Related Party Transactions:

     Please see Schedule A Note 9.


3.   Summary of Securities Issued and Options Granted During the Period:

  a) Securities Issued during this period:

Date of   Type of   Type of                     Total    Type of    Commission
Issue     Security  Issue      Number    Price  Proceeds  Consideration   Paid
-------------------------------------------------------------------------------
April 16, Common    Private
2003      Shares    Placement 5,500,000  $0.20  $1,100,000   Cash           Nil
April 16, Warrants1 Private
2003                Placement 5,500,000    N/A    Nil        N/A            Nil
April 29, Common    Private
2003      Shares    Placement   656,250  $0.20    Nil        Cash      $131,250

  1) Each warrant entitles the holder to purchase one common share at a price of $0.25 per share until April 16, 2005.

  b) Options Granted During the Period:   Nil


4.   Summary of Securities at the end of September 30, 2003:

  a) Authorized and Issued Share Capital:

     Class        Par Value     Authorized Number    Issued Number      Amount
     Common       NPV           100,000,000          38,229,519    $27,523,896

  b) Options, Warrants and Convertible Securities Outstanding:
-------------------------------------------------------------------------------
     Security         Number or Amount    Exercise Price          expiry Date
     Warrants         2,000,000           $1.70                 January 8, 2004
     Warrants           300,000           $1.35              September 18, 2004
     Warrants1        3,125,000           $0.23/$0.27    December 31, 2003/2004
     Warrants         5,500,000           $0.25                  April 16, 2005
     Warrants            68,181           $0.60                   June 19, 2004
     Options            300,000           $0.90               December 12, 2006
     Options            250,000           $0.90                  April 28, 2007
     Options             15,000           $0.90                     May 7, 2007
     Options            100,004           $0.90                November 1, 2003
     Options          2,200,000           $0.20                  March 10, 2008
     Options            100,000           $0.29                 August 12, 2008

  1) Each warrant entitles the holder to purchase one common share at a price of $0.23 per share until December 31, 2003 and $0.27 per share until December 31, 2004.


  c) Shares In Escrow Or Subject To Pooling:
     Number in escrow:  Nil
     Pooled:  Nil



5.   Directors and Officers of the Company


     Richard Palmer, President, Chief Executive Officer, Director
     Mark Fields, Executive Vice President, Director, Corporate Secretary Mark Smith, Chairman, Director
     Clay Gillespie, Director
     Gord Fretwell, Director
     Graham Mackenzie, Vice President - Willow Creek
     Kevin Forbes, Chief Financial Officer


















PINE VALLEY MINING CORPORATION
(formerly Globaltex Industries Inc.)
SCHEDULE C - MANAGEMENT DISCUSSION
FOR THE SIX MONTHS PERIOD ENDED SEPTEMBER 30, 2003

1.   Description of Business

     The Company is a venture company under the rules of the TSX Venture Exchange. It is also traded on the NASDAQ OTC market. The Company is currently in a joint venture developing a coal property in northeastern BC.

2.   Discussion of Operations and Financial Condition to Date:

     The Company's pre-development effort remains focused around the issues of financing mine design, development approach, reserve delineation, costs, and marketing. Delays in securing the necessary financing mean that the Willow Creek project will not be in production during the December quarter of this year as previously targeted.

     Financing of the Willow Creek project development and the acquisition of Mitsui Matsushima's one-third Project interest is proving more difficult than initially anticipated. Several different alternatives are being progressed but no definitive feedback is available at this time.

     Mine plans have been reworked to maximize the initial extraction of unwashed coal and minimise initial mining costs. Early utilization of the low strip ratio Peninsular Pit reserve is key to the Willow Creek project's initial development. This will allow for the production and sale of unwashed coal for at least the first one million tonnes of output and defer the need to construct washery facilities until late in the first year of production.

     The new mine plan results in the exclusive production of low-volatile pulverized coal injection ("PCI") coal for at least the first three million tonnes of production. Approaches have been made to potential customers in Asia and Europe, and the Company has also received enquiries for supply into China. Several drum samples have been delivered to potential customers for testing and the next step will be to seek contracts or letters of intent for coal delivery. Material contractual commitments will be pivotal to any financing and positive Willow Creek project development decision.

     The Company has been proceeding with detailed reviews of operating and capital costs under the revised mine plan. Tenders will be sought from a variety of contractors and suppliers when financing is in place.

     The Company commissioned Norwest Corporation to carry out a preliminary feasibility study on the Pine Pass resource with the aim of delineating a reserve according to Canadian National Instrument 43-101 in the proposed Willow Creek Coal Project ("Project") development area. The intent is to build on the current coal reserve base already outlined in the Willow Creek North and Central areas for which a positive feasibility study has been completed in order to obtain a firmer understanding of the increased production tonnage potential of the Project. The Company understands that sufficient drilling and quality data is already available for the Pine Pass prospect to delineate a reserve without further drilling, subject to the results of the study. The preliminary feasibility study should be completed shortly.

     PVM has submitted an application to extend its exploration license position within the proposed Willow Creek project development area. These additional coal licenses, once granted, will provide the continuity necessary for potential mining operations in the areas of Pine Pass, Fisher Creek and Crassier Creek within the Willow Creek project. All three of these prospects are within trucking distance of the currently proposed Willow Creek coal handling and preparation plant facilities, providing an possible feed source for a possible expansion beyond the initial 900,000 tonne per year output level. However, it should be noted that a number of regulatory and economic milestones would first need to be met before pushing ahead with any development of these resources.

     Willow Creek currently has a positive feasibility study to exploit proven coal reserves of 15 million tonnes of raw coal with a strip ratio of 3.6:1 at a production rate of approximately 900,000 tonnes per annum. Norwest Corporation completed the feasibility study in September 2002. Much of the coal is a low-volatile PCI (pulverized coal injection) product that is in line with, or better than, most of the benchmark PCI products being produced from the world's current primary sources.

     The project economics are affected by many factors, an important one being the exposure to the foreign exchange of the Canadian dollar, which has strengthened considerably since the September, 2002 feasibility study. The feasibility study was done using an exchange rate of US$1.00= CDN$1.55. The exchange rate at the end of September was approximately US$1.00=CDN$1.35. Although a significant part of the project's costs will not be impacted by the decline in the exchange rate, the mine site operating costs will be directly impacted. The current coal price for PCI coal has been relatively stable, although the PCI coal price may in fact change prior to the Company achieving production and contract terms under which the Company may sell the coal will in any case need to be negotiated The changes in the exchange rate to date does have a negative effect on the project's economic projections.



     Three-month period ended June 30, 2003
     -----------------------------------------------

     The Company incurred a loss of total $211,074 (2002 - $155,283) during this three-month period. The Company's loss per share was $0.01 per share, the same as in 2002. The Company incurred expenses totaling $230,033 for the three month period ending June 30, 2003 compared to $139,099 for the equivalent period in 2002. The increased expenses reflects principally the increased management team for the Company.

     Below is a table comparing Expense items for the year-end March 31 in 2003 and 2002 where significant changes occurred. A discussion of the changes follows the table.


                                                 Three Month       Three Month
                                               June 30, 2003      June 30, 2002
-------------------------------------------------------------------------------
     Accounting & Audit                               $8,172            $3,281
     Consulting                                       12,657             4,559
     Fees & Assessment                                  Nil              5,283
     Interest and Financing                            1,340            34,405
     Management Fee                                     Nil             16,500
     Office                                          153,236            41,885
     Professional Fees                                19,258            18,444
     Promotion & Marketing                             1,687             9,661
     Transfer agent                                   16,746             1,020
     Travel                                           16,405             2,893

     The Accounting and Audit fess increased during this period as the Company began its annual audit earlier than last year and generally increased costs of this nature.

     Consulting fess increased due to the engagement of an individual to assist the Company with the overall financial direction of the Company and the establishment of the Australian subsidiary and supporting functions. The consulting services for the period ending June 30, 2002 were to aid the Company in the preparation and dissemination of press releases and the introduction and communication with the financial markets in the United States.

     The Company incurred only minor interest and financing costs in the current period due to the elimination of the outstanding loans.

     Management fees were nil during this period, reflecting the Company's change in structure engaging key management as employees. The management services in the previous year included overall Company management and administration as well as rail negotiations, government liaison and commercial dealings with Mitsui Matsushima Canada Ltd.

     Office costs increased compared to the previous year as a result of increased salaries due to the added management and establishing the Australian subsidiary in March 2003 to support and service the increased management expertise, as announced in a press release on March 10, 2003. The costs, as detailed in Schedule B, part 1, were comprised of salaries and payroll expenses totaling $151,272 as well as general office supplies and miscellaneous items. A portion of the salaries and salary related costs were for the engagements of individuals as CEO, President and Vice President of the Company. The more significant individual items besides the salaries and payroll expenses were a credit to recognize an accrual of $15,242 made during the year end financial statements and $10,565 for general office supplies and postage.

     Professional fees, consisting of legal fees, were incurred at the same level. The professional services provided in 2003 were primarily by the Company's legal counsel and related to dealings for the agreement to purchase Mitsui Matsushima Canada Ltd's Willow Creek Joint Venture interest, a variety of regulatory related matters, the engagement contracts of the added management as announced on March 10, 2003 and various other legal matters.

     Promotion and Marketing decreased primarily as last year's equivalent period included the development of a new web site and the engagement of a firm to focus on marketing for a limited period of time.

     Transfer agent and filing costs were higher due to the TSX-Venture Exchange costs associated with the $1,100,000 private placement completed during the period.

     Travel increased due to the Company's increased activity with new management.

     Six-month period ended September 30, 2003
    ---------------------------------------------

    The Company incurred a loss of total $579,466 (2002 - $314,116) during this six-month period. The Company's loss per share was $0.02 per share. The Company incurred expenses totaling $583,363 for the six-month period ending September 30, 2003 compared to $298,805 for the equivalent period in 2002. The increased expenses reflect principally the increased management team for the Company.

    Below is a table comparing expense items for the three months ending September 30 in 2003 and 2002 where significant changes occurred. A discussion of the changes follows the table.

                                                 Three Month       Three Month
                                          September 30, 2003 September 30, 2002
-------------------------------------------------------------------------------
     Accounting & Audit                              $(2,193)          $19,071
     Consulting                                        5,042            13,676
     Fees & Assessment                                91,351             3,271
     Filing and transfer agent                        16,746             1,020
     Interest and Financing                           35,173            52,390
     Management Fee                                     Nil             16,250
     Office                                            5,923             7,314
     Professional Fees                                42,076            12,065
     Promotion & Marketing                             1,660             6,641
     Salaries & stock based compensation             167,202            24,927
     Travel                                            3,573               Nil

     The Accounting and Audit fees decreased due to lower than usual charges during this period.

     Consulting fees were due to the engagement of an individual to assist the Company with the overall financial direction of the Company and the establishment of the Australian subsidiary and supporting functions. The consulting services for the period ending September 30, 2002 were to aid the Company in the preparation and dissemination of press releases and the introduction and communication with the financial markets in the United States.

     Fees and assessment cost increased due to the accrual of provincial Capital tax returns for the years ended 1997 through 2001. Those returns are subject to the review of government and likely to result in a re-assessment. The Company paid $34,263 including $18,462 principal relating to a re-assessment of a 1996 capital tax return in October 2003.

     Filing and transfer agent costs were higher due to the TSX-Venture Exchange costs associated with the $1,100,000 private placement completed during the period.

     The interest and financing costs in the current period were due to the accrual of provincial capital tax returns for the year ended 1997 through 2001. The Company paid $34, 2663 including $15,801 interest relating to a re-assessment of a 1996 capital tax return in October 2003.

     Management fees were nil during this period, reflecting the Company's change in structure engaging key management as employees. The management services in the previous year included overall Company management and administration as well as rail negotiations, government liaison and commercial dealings with Mitsui Matsushima Canada Ltd.

     Office costs were comprised of office supplies, telephone and communications, rent and computer expenses. It decreased as a result of a credit from the year-end 2003 accrual.

     Professional fees, consisting of legal fees, were increased from last year as a result of the increased company activities. The professional services provided in 2003 were primarily by the Company's legal counsel and related to dealings for the agreement to purchase Mitsui Matsushima Canada Ltd's Willow Creek Joint Venture interest, a variety of regulatory related matters, the engagement contracts of the added management as announced on March 10, 2003 and various other legal matters.

     Promotion and Marketing decreased primarily as last year's equivalent period included the development of a new web site and the engagement of a firm to focus on marketing for a limited period of time.

     Salaries and stock based compensations were reclassified from Office to conform to the presentation adopted in the current period. The increased amounts reflected the engagement of individuals as the Company's Executives in March 2003.

     Travel increased due to the Company's increased activity with new management.


3.   Subsequent Events to September 30, 2003

     Financing remains the key rate-determining step for a Willow Creek project development commitment decision. The time required for construction and mobilization after a financing commitment decision is still estimated at 3-5 months. A more definitive forecast on first production will be made once more is known about the likely timing for financing. Financing of the Willow Creek project development and the acquisition of Mitsui Matsushima's one-third Project interest is proving more difficult than initially anticipated. Several different alternatives continue to be progressed but no definitive feedback is available at this time.

     The Company must inform Mitsui Matsushima by December 3, 2003 whether it will pay the $6,000,000 to complete the purchase of Mitsui Matsushima's one-third interest in the Willow Creek project. If the Company does not pay the $6,000,000, it must pay Mitsui Matsushima $500,000 and the Willow Creek Joint Venture will remain with the Company owning two thirds and Mitsui Matsushima owning one third.

     The Company continues to proceed with detailed reviews of operating and capital costs under the revised mine plan. Overall, the Company believes that it will be able to construct and operate a mine with costs similar to or improved from the feasibility study completed by Norwest Corporation in September, 2002, although more work is required to finalize this aspect of the project.

     The project economics are affected by many factors, an important one being the exposure to the foreign exchange of the Canadian dollar, which has strengthened considerably since the September, 2002 feasibility study. The feasibility study was done using an exchange rate of US$1.00= CDN$1.55. The exchange rate at the end of September was approximately US$1.00=CDN$1.35 and as of late October 2003 was approximately US$1.00=CDN$1.32. The changes in the exchange rate to date does have a negative effect on the project's economic projections.

     The company paid its reassessed capital tax balances for the year ended March 31, 1996, amounting to $34,263 for principal and interest.

     On November 24 the Company provided the following press release describing the results of the preliminary feasibility study completed by Norwest Corporation ("Norwest") on the Pine Pass area in the proposed Willow Creek Coal Project ("Project") development area.

    "The Company provides the results of a preliminary feasibility study completed by Norwest Corporation ("Norwest") on the Pine Pass area in the proposed Willow Creek Coal Project ("Project") development area. It is the Company's intent to build on the current coal reserve base already outlined in the Willow Creek North and Central areas for which a positive feasibility study has been completed in order to obtain a firmer understanding of the increased production tonnage potential of the Project The Pine Pass area is approximately 10 kilometres from the area where the rail loading and coal processing facilities are planned for the Willow Creek North and Central coal reserves.

     The preliminary feasibility study was based on drilling and quality data available for the Pine Pass prospect to delineate a reserve in accordance with the requirements of National Instrument 43-101 and the applicable criteria for the calculations of coal reserves in the Geological Survey of Canada Paper 88-21. Norwest has determined that this area contains the following coal reserves.

                                        Pine Pass
                            Measured and Indicated Coal Reserve

                                                Recoverable         Saleable
                                                  (tonnes)          (tonnes)
     Measured Reserves                          1,398,902          1,314,028
     Indicated Reserves                         8,147,471          7,610,568
     Total Measured and Indicated Reserves      9,546,373          8,924,596
     Strip Ratio (bank cubic metres:tonnes coal)    10.15              10.86

      The cash flow analysis was done on the overall assumption that the Pine Pass resources will be mined as incremental tonnage to the proposed Willow Creek Coal Project. The projected capital and operating costs incorporated the use of facilities planned to be constructed for the Willow Creek mine site approximately 10 km away. The pre-tax internal rate of return is 21.4% and the net present value at 5% is $1,112,000.

     The Company notes that previous exploration work performed on the site spans many years and early work did not include geophysical logging of the drill holes. Geology in the area is complex with faulting present and variability in seam thickness and continuity. Norwest has therefore been required to take a conservative approach when calculating reserves. It is the Company's intention to consider further exploration work to optimise mining targets following development of the Willow Creek Coal Project.

     Willow Creek currently has a positive feasibility study to exploit recoverable coal reserves of 15 million tonnes of raw coal with a strip ratio of 3.6:1 at a production rate of approximately 900,000 tonnes per annum. Norwest completed the feasibility study in September 2002. Much of the coal is a low-volatile PCI (pulverized coal injection) product that is in line with, or better than, most of the benchmark PCI products being produced from the world's current primary sources. Parameters that have a significant impact on the feasibility results as they vary over time include foreign exchange rates, coal prices and the factors affecting the establishment of coal sales contracts."


4.   Financings, Principal Purposes and Milestones

     On April 16, 2003 the Company completed a $1,100,000 private placement of 5,500,000 units, priced at $0.20 each, each unit consisting of one common share and one warrant, one warrant being exercisable at a price of $0.25 to purchase one common share during two years period of time. The funds are being used for continuing work on the Pine Valley coal project and general working capital.

     A finder's fee for this private placement was $131,250 and it was settled by the issuance of 656,250 common shares at a price of $0.20 per share.


5.   Liquidity and Solvency

     The Company's working capital as of September 30, 2003 was $215,635.

     The Company has been able to continue to raise the necessary funds for the exploration and development programs on its properties and to fund the general and administrative costs. Nevertheless the Company has to rely upon the sale of equity securities or debt for cash required for exploration and development purposes, for acquisitions and to fund the administration, among other things. Since the Company does not expect to generate any significant positive cash flow in the near future, it will have to continue to rely upon sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.









Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                            Pine Valley Mining Corporation

Date:     November 27, 2003                       Richard Palmer
                                            Chief Executive Officer